Exhibit 99.1

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Brussels, 4 June 2013 – 1 / 4

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Completes Combination with

Grupo Modelo

Announces Settlement of Tender Offer

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) and Grupo Modelo, S.A.B. de C.V. (BMV: GMODELOC) today announced that AB InBev has successfully completed its combination with Grupo Modelo in a transaction valued at USD 20.1 billion.

The combination is a natural next step given the successful long-term partnership between AB InBev and Grupo Modelo, which started more than 20 years ago. The combined company will benefit from the significant growth potential that Modelo brands such as Corona have globally outside of the U.S., as well as locally in Mexico, where there will also be opportunities to introduce AB InBev brands through Modelo’s distribution network.

The combined company will lead the global beer industry with roughly 400 million hectoliters of beer volume annually, bringing together five of the top six most valuable beer brands in the world. Mexico is the world’s fourth largest profit pool for beer and a very attractive market due to its projected growth. The combination is also expected to generate approximately USD 1 billion in cost synergies.

Carlos Brito, CEO of Anheuser-Busch InBev, said, “We have tremendous respect for Grupo Modelo and its brands, and we are thrilled to welcome our Grupo Modelo colleagues to the global team. We look forward to realizing our opportunities for growth and bringing our beers to more consumers around the world as we join two world-class brewers.”

Local Management and Board

As previously announced, Ricardo Tadeu will serve as Zone President Mexico and Chief Executive Officer of Grupo Modelo, effective immediately. Mexico will become AB InBev’s seventh Zone. Grupo Modelo’s headquarters will remain in Mexico City, and it will continue to have a local board, which will be appointed by AB InBev at the next shareholders meeting of the company. Carlos Fernández, María Asunción Aramburuzabala and Valentín Díez Morodo have been invited to continue to play an important role on Grupo Modelo’s Board of Directors.

María Asunción Aramburuzabala and Valentín Díez Morodo will also join AB InBev’s Board of Directors, subject to the approval of AB InBev’s shareholders at the next shareholders meeting.

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Tender Offer Settlement

In connection with the completion of the combination, AB InBev announced the successful settlement of the all-cash tender offer for the remaining shares of Grupo Modelo that it did not already own for USD 9.15 per share. As of May 31, 2013, approximately 89% of Grupo Modelo’s outstanding Series C common shares were validly tendered and acquired in the tender offer by a subsidiary of AB InBev. AB InBev now owns approximately 95% of Grupo Modelo’s outstanding common shares.

Grupo Modelo will be fully consolidated in the AB InBev financial reporting as of June 4, 2013. Later today, AB InBev will establish and fund a trust that will accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.15 per share over a period of up to 25 months, during which time Grupo Modelo shares will continue to be quoted on the Mexican Stock Exchange. AB InBev will recognize in its financial reports the amount deposited with the trust as restricted cash and will recognize a liability for the Grupo Modelo shares it did not acquire by the end of the MTO.

International Financial Reporting Standards (IFRS) Reporting Impact

AB InBev is in the process of preparing the allocation of the purchase price to the individual assets and liabilities acquired in compliance with IFRS3 and plans to publish a preliminary opening balance sheet in its 2013 half year unaudited condensed financial statements. As part of this exercise, AB InBev will re-value its initial stake in Grupo Modelo at its deemed fair value in line with the applicable accounting standards under IFRS and resulting in a non-recurring, non-cash gain estimated at approximately USD 6 billion. The opening balance sheet will report the Crown Imports and Grupo Modelo U.S. business being disposed to Constellation Brands as assets held for sale. These assets will be recognized at their after-tax net realizable value.

Investment in AB InBev by Grupo Modelo Shareholders

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders have committed, upon tender of their shares, to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years via a deferred share instrument, for a consideration of approximately USD 1.5 billion. This investment will occur on June 5, 2013. AB InBev will include the weighted average number of the shares promised via the deferred share instruments outstanding on a time-apportioned basis as of June 5, 2013 in the calculation of its basic and diluted earnings per share, until the underlying shares have been delivered to the investors. By May 31, 2013, approximately 80% of the shares promised in the deferred share instruments had been hedged.

Reference Base

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev will present its results going forward in comparison to a 2012 Reference base. The Reference base will include the Grupo

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Modelo results as from June 4, 2012 for comparative purposes. The 2012 Reference base that will be used in the results announcements going forward and that will be used by management to assess the underlying performance of the business will be published in the coming weeks.

U.S. Divestiture

The related transaction with Constellation Brands, including the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to Grupo Modelo’s brands in the U.S., is expected to close on June 7, 2013.

Transaction Website: www.globalbeerleader.com.

Disclaimer

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, the proposed transaction described herein as well as AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets or to consummate the proposed transaction is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on 13 April 2012, as well as risks associated with the proposed transaction, including uncertainty as whether AB InBev will be able to consummate the transaction on the terms described in this document or in the definitive agreements, the ability to obtain necessary governmental approvals, the availability of financing for the transaction and the ability to consummate the financing on the currently anticipated terms, the ability to realize the anticipated benefits of transaction, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved, and the amount and timing of any costs savings and operating synergies. AB InBev cannot assure you that the proposed transaction or the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date hereof, either to confirm the actual results or to report a change in its expectations.

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Brussels, 4 June 2013 – 4 / 4

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com

Steve Lipin / Stan Neve, Brunswick Group Tel: +1-212-333-3810

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 150,000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.